George M. Silfen
Partner
T 212.715.9522
F 212.715.8422
gsilfen@kramerlevin.com
1177 Avenue of the Americas
New York, NY 10036

October 1, 2024

VIA EDGAR

Ms. Mindy Rotter
Division of Investment Management, Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 Pearl Street, Suite 20-100
New York, NY 10004-2616

Re:	PhenixFIN Corporation (the “Company”); File No. 814-00818

Dear Ms. Rotter,

Set forth below is our response to the comments received from you on August 15, 2024 in connection with your review of the annual report filed on Form 10-K (the “Annual Report”) for the fiscal year ended September 30, 2023 for the Company. For your convenience, your comments are bolded and presented below, and each comment is followed by our response.

1.
The report of the independent registered public accounting firm for the year ended September 30, 2023, does not include the reference to the Statement of Changes in Net Assets in the last sentence of the first paragraph. Please explain in correspondence why the reference to the Statement of Changes in Net Assets was not included in the report.

The Company respectfully acknowledges the comment but, per guidance received from its independent registered public accounting firm, believes that inclusion of the Statement of Changes in Net Assets is not required in the last sentence of the first paragraph.

2.
Please explain in correspondence whether the Company held any covenant-lite loans. If yes, please provide the percentage of such loans held as of September 30, 2023 in correspondence, and confirm that the risks are adequately disclosed regarding these loans.

As of September 30, 2023, the Company held approximately 26% of its gross assets in covenant-lite loans. We confirm that the principal risk factors adequately address risks posed by covenant-lite loans.

3.
Please explain in correspondence whether any of the loans held are unitranche loans. Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. If yes, please explain why disclosures regarding such loans were not provided in the notes to the financial statements that explain the risk associated with these investments. In addition, with respect to co-lending arrangements, please explain in correspondence the following:

a.	Whether the Company has any specific accounting policies it applies to co-lending arrangements;

b.	How the valuation of these investments takes into account the payment, prioritization and payment waterfall;

c.	The impact of such arrangements on the calculation of interest income under the effective interest method; and

d.	Whether any of the co-lenders under these arrangements are affiliates.

As of September 30, 2023, the Company held less than 6% of its gross assets in unitranche loans.  While risk factors associated with unitranche loans are disclosed in the risk factors section of the Annual Report (page 28 of the Annual Report), if the percentage of assets invested in such loans would increase to a more material level, we would add risk disclosures to the notes to the financial statements.

With respect to co-lending arrangements:

a.	There are no specific accounting policies applied to co-lending arrangements.

b.
Co-lending arrangements are generally fair valued using the same processes employed for other debt instruments held by the Company, including taking into account relevant factors, based on the particular circumstances of the instrument, that are believed to bear on the current fair value.  In this regard, the financial statement and capital structure of the issuer are considered, including, as applicable, any prioritization of payments.

c.	No impact.

d.	No co-lenders are affiliates.

4.
Investment companies are required to disclose if there has been a change in valuation techniques or whether any additional techniques were used and the reasons for those changes. Please confirm that there were no changes required to be disclosed.

Confirmed.

5.	Please confirm in correspondence that the Company’s investments remain consistent with its diversification status for both RIC and tax purposes.

Confirmed.

6.
It appears the 10-K filing contains numerous XBRL tagging inconsistencies. Please confirm in correspondence that, going forward, the appropriate standard taxonomy noted in the guidance will be utilized.

Confirmed.

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We believe that these responses fully address your comments. If you have any questions regarding the responses or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen

George M. Silfen

GMS